June 15, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-0505

Re:    Calamos Investment Trust (the “Trust”) (File Nos. 33-19228 and 811-05443)

Ladies and Gentlemen:

On behalf of the Trust, we are filing today, pursuant to the Securities Act of 1933, as amended and the Investment Company Act of 1940, as amended, by electronic submission via EDGAR, Post-Effective Amendment No. 115 to the Registration Statement on Form N-1A (the “Amendment”). This Amendment is being filed for the purposes of adding a new series fund, Short-Term Bond Fund, to the Trust.

If you have any questions or need any clarification concerning the foregoing or this transmission, please call the undersigned at (630) 245-1105.

Very truly yours,

/s/ Tammie Lee

Tammie Lee

cc:	John P. Calamos, Sr.

J. Christopher Jackson, Esq.

Paulita Pike, Esq., Ropes & Gray LLP

Rita Rubin, Esq., Ropes & Gray LLP